SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of JULY 2008

TMM Group, Inc.
(Translation of registrant’s name into English)
Av. de la Cúspide No.4755, Colonia Parques del Pedregal, Delegación Tlalpan,
México City, D.F., C.P. 14010 México
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-____ .

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 21, 2008

Grupo TMM, S.A.B.

By:
______________________________________
Jacinto Marina
Chief Financial Officer

This Form 6-K and the exhibit attached hereto are hereby incorporated by reference into the Registration Statement on Form F-3, Number 333-90710.

EXHIBIT INDEX

EXHIBIT 99.1 :	Press Release dated July 21, 2008 (REAFIRMS GROWTH STRATEGY; COMPANY EXPECTS REVENUE GROWTH OF MORE THAN 25% IN SECOND QUARTER; COMPANY INMEDIATELY REACTIVATES SHARE REPURCHASE PLAN)

TMM COMPANY CONTACT:	AT DRESNER CORPORATE SERVICES:
Jacinto Marina, Chief Financial Officer	Kristine Walczak (investors, analysts, media)
011-525-55-629-8866 ext.2901	312-726-3600
jacinto.marina@tmm.com.mx	kwalczak@dresnerco.com

Monica Azar, Investor Relations
917-597-5361 or 011-525-55-629-8866 ext.3421
monica.azar@tmm.com.mx

GRUPO TMM REAFIRMS GROWTH STRATEGY;
COMPANY EXPECTS REVENUE GROWTH OF MORE THAN
25% IN SECOND QUARTER; COMPANY INMEDIATELY
REACTIVES SHARE REPURCHASE PLAN

(Mexico City, July 21, 2008) - Grupo TMM, S.A.B. (NYSE: TMM and BMV: TMM A; "TMM"); a Mexican intermodal transportation and logistics company, announced today that management reaffirms its commitment to the Company’s growth strategy and anticipates significant improvements in its results in the short term, as the new vessels that were recently acquired with the funds from its Trust Certificate Program are incorporated into the operations of the Company.

In anticipation of next week’s quarterly earnings release and conference call, the Company announced that second quarter of 2008 is expected to show a revenue increase of more than 25% compared to the second quarter of 2007, but will reflect a reduction in transportation income compared to the first quarter of this year, mainly due to the slowdown of the economy in the U.S., Mexico’s most important commercial client, as well as to the appreciation of the Mexican peso versus the US dollar and to increased dry dock days for mandatory maintenance of the maritime fleet. The second quarter of 2008 is a transitional one as the majority of the vessels acquired with the recently completed Trust Certificates Program for up to 9.0 billion pesos, are not yet in operation. This 20 year program was rated AA.

As the new vessels start operations, the Company expects to show a significant increase in revenue and operating profit in the upcoming quarters. At the end of the third quarter of 2008, seven vessels will have started operations; an additional six vessels will start operations during the fourth quarter of 2008 and the first quarter of 2009; and two vessels will start operations during 2009. These 15 new vessels, once in full operation, are projected to produce an annual EBITDA of approximately $77 million dollars.

Due to the strong demand of vessels in the marketplace, the Company foresees having all 15 new vessels in operation as it already has long- and medium-term contracts with Pemex and with other clients for six of those vessels and therefore anticipates that such vessels will generate the previously projected cash flows. The Company’s business relationships with its customers, particularly with Pemex , continue to be strong and the Company has sought to build its relationships with a long term outlook, always seeking to meet customers’ needs and requirements and offering optimal equipment and services.

TMM continues its efforts to improve its corporate debt service, thus improving its cash flow during this transition period and expects to announce the restructuring of its corporate debt before year end.

The Company and its management remain confident that the Company’s strategy will improve the Company’s value for its shareholders, and management has decided to immediately reactivate the Company’s share repurchase program, reaffirming the Company’s commitment to its business plan and the prospects for profit improvement in the short and medium term.

Headquartered in Mexico City, TMM is a Latin American multimodal transportation Company. Through its branch offices and network of subsidiary companies, TMM provides a dynamic combination of ocean and land transportation services. Visit TMM’s web site at www.grupotmm.com. The site offers Spanish/English language options.

Included in this press release are certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended,and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements speak only as of the date they are made and are based on the beliefs of the Company's management as well as on assumptions made. Actual results could differ materially from those included in such forward-looking statements. Readers are cautioned that all forward-looking statements involve risks and uncertainty. The following factors could cause actual results to differ materially from such forward-looking statements: global, US and Mexican economic and social conditions; the effect of the North American Free Trade Agreement on the level of US-Mexico trade; the condition of the world shipping market; the success of the Company's investment in new businesses; the ability of the Company to reduce corporate overhead costs and the ability of management to manage growth and successfully compete in new businesses These risk factors and additional information are included in the Company's reports on Form 6-K and 20-F on file with the United States Securities and Exchange Commission.